UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2004

CAMTEK LTD.

(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone

 P.O. Box 544

 Migdal Ha’Emek 23150

 ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.
Yes ☐                    No ☒

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the Registrant, dated May 13, 2004, announcing that the District Court in Nazareth, Israel has approved an agreement reached between Camtek and Orbotech Ltd., under which Orbotech has agreed that it will not seek the provisional injunction against Camtek it had previously sought during the course of the previously announced patent litigation between the two companies relating to Camtek’s Dragon and Falcon systems.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD.
(Registrant)

By:	/s/ RAFI AMIT
Rafi Amit
Chief Executive Officer

Dated:  May 13, 2004